Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

  i. written standards controlling employees of the ATS that trade for employees' accounts; and

  ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

Scope of CTI:
Consistent with Rule 301(b)(10) of Regulation ATS, the BDO has implemented adequate and reasonable written safeguards and written supervisory procedures ("WSPs") to protect MOON Subscribers' confidential trading information ("CTI"). The BDO considers (1) order information before it is published by OTCM on the MOON Market Data Feeds (e.g., symbol, quantity, price and order type) and (2) certain undisclosed live order and execution information to be CTI, as discussed below. CTI originates from MOON, where orders are received and processed almost instantaneously by the BDO before being immediately made available to OTCM as market data. OTCM disseminates the order information via a multicast feed within milliseconds following the submission of an order. As a result, the window during which this data qualifies as "confidential" is so brief that the opportunity for CTI misuse is de minimus.

Undisclosed live order and execution information includes odd lot orders, optional anonymous flags (See Part III, Item 15), and reserved quantity (See Part III, Item 7). This information is excluded from the publicly disseminated MOON Market Data Feeds and is classified as CTI. Each of these circumstances is described in greater detail below.

Odd lot orders are not independently disseminated in the depth-of-book feed, because they do not meet the applicable display-size standards. However, odd lots may be aggregated and displayed in the top-of-book feed, as applicable. In certain cases, an undisplayed odd lot order may be the best priced order. Odd lot orders are eligible to be traded based on price and time priorities.

Regarding the anonymous flag, MOON Subscribers may flag their orders as "anonymous," which conceals the Subscriber's identity from the counterparty. When the anonymous flag is applied, certain relevant personnel (refer to "MOON Access Supervision" section and Part II, Item 7d below for further details) may have access to the identity of the Subscriber that submitted the anonymous order.

In cases where an order contains a reserved quantity, the full order size is sent to MOON, but only the displayed portion is disseminated.

In each of the above scenarios, the BDO has implemented various protective measures, as described below, to ensure only proper personnel with a legitimate need-to-know basis can access CTI.

Furthermore, the BDO only routes orders externally based on applicable Subscriber execution instruction. External routing does not expose CTI within the BDO before being routed to external market operators. MOON does not offer smart order routing and only routes orders externally based on applicable Subscriber execution instruction. Any external routing does not expose CTI to the venues receiving such orders. Additionally, neither MOON nor the BDO engages in any principal or agency trading or market making activity, which reduces the opportunity to misuse CTI.

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MOON Access Supervision:

The BDO has adopted WSPs that limit access to CTI of MOON Subscribers to those employees who, in the ordinary course of their job functions, are operating the system or are responsible for MOON's compliance with applicable rules (collectively, "Authorized Personnel") (See Part II, Item 7d for more information). For example, the BDO permits access to the CTI of MOON Subscribers when access is necessary to review certain trades. For purposes of reviewing a trade for compliance purposes, the information reviewed would only involve previous activity on MOON.

The BDO only grants its employees access to CTI of MOON Subscribers on a need-to-know basis and to the minimal extent necessary to carry out his or her responsibilities. All access requests are subject to approval by the BDO Chief Compliance Officer ("CCO") and are subsequently executed by the Chief Information Security Officer ("CISO") or CISO designee.

The CCO requires an annual training for Authorized Personnel to understand the uses of CTI and escalation procedures for unauthorized CTI disclosures. At the completion of this training, Authorized Personnel evidence their understanding by attesting in writing that they have reviewed and understood MOON's WSPs. Additionally, the CCO annually self-audits the WSPs to monitor the effectiveness of the procedures and to implement any changes that may result from the annual training.

The BDO prevents unauthorized persons from accessing CTI of MOON Subscribers through the following measures: 1) CCO performing quarterly access audits to ensure that the rationale for granting access is still relevant, 2) requiring the use of multi-factor authentication and password-protected logins, 3) employing access control methods, and 4) disabling write capabilities of USB drives on company-managed PCs and laptops so that CTI may not be copied onto portable storage devices.

Separation of Systems and Data:

MOON maintains policies and procedures designed to control access to its servers, database, and associated applications. MOON infrastructure operates on a combination of dedicated virtual instances and on dedicated hardware (i.e., servers). The hardware for MOON is housed in the same data center as other BDO ATSs. System access to MOON servers is regulated by secure logins and monitored by Authorized IT Personnel (refer to Part II, Item 7d).

MOON database information is maintained separately from other BDO data, with access governed by proper control methods. These control methods include network firewalls to restrict MOON database access, along with authentication and authorization protocols to ensure only provisioned accounts can gain access. Backup data is stored in a separate, secure location outside the primary database environment to ensure recovery capabilities.

Third Party Access Protections:

Compliance performs risk-based reviews of MOON third-party vendors at the time of engagement and on an annual basis. For both initial and annual reviews, Compliance and Shared Employees evaluate the vendors' cybersecurity, confidentiality, and data loss prevention controls. The results of these reviews are recorded and approved by BDO Management (See definition in Part II, Item 7d). Contracts with elevated risk and/or critical third-party vendors may require additional firm diligence. Additional firm diligence may involve identifying vendor operational risks (e.g., a potential bankruptcy or business cessation) or evaluating contractual terms to prepare for contingencies should the vendor's services become unavailable. Compliance summarizes the findings of the additional firm diligence and escalates, if necessary, to BDO Management for further discussion (e.g., renegotiate contract terms).

The BDO may, for diagnostic and analytical purposes, provide CTI of MOON Subscribers to third party vendors who provide services to MOON and are subject to non-disclosure contractual obligations. For example, FI licenses matching engine software to the BDO and may be exposed to CTI of MOON Subscribers in the course of diagnosing system issues. The BDO has an agreement with FI that contains standard confidentiality and data protection provisions that protect CTI from potential misuse. As an additional example, OneMarketData's systems or personnel do not possess or interact with MOON CTI in any capacity.

With respect to clearing services, Apex receives execution data. To effectively manage this risk, Apex is obligated to protect CTI of MOON Subscribers, including data and information related to Subscribers. Further, Apex is an SEC and FINRA-registered broker-dealer, and subject to applicable laws, rules, and regulations concerning information security standards and obligations.

Network Security:
MOON's environment utilizes a defense in depth security methodology with an emphasis on security event detection and incident response. Authorized Personnel access the MOON ATS through secure remote connections and jump servers. In addition, MOON employs firewalls to isolate the MOON systems from the Internet.

The BDO conducts security assessments (e.g., penetration tests) in the production environment. A vulnerability scanner assesses the system to determine security vulnerabilities and threats as part of the BDO's efforts to safeguard CTI on MOON. Further, the BDO maintains a patch management process that helps to consistently mitigate vulnerabilities and threats in its operating environment. When needed, Authorized IT Personnel resolve software systems and hardware issues that may require access to the MOON network infrastructure and CTI, subject to the supervision of the CCO.

Employee Personal Trading
Authorized Personnel are required to disclose all outside brokerage accounts, and duplicate trade confirmations and account statements are required to be sent to the CCO. Authorized Personnel are not permitted to trade any NMS securities, on MOON or any other trading venue, during any overnight trading session. Authorized Personnel are required to attest in writing to their understanding of this trading prohibition.

On a monthly basis, the CCO receives and reviews duplicate copies of all brokerage statements of Authorized Personnel. Additionally, the CCO reviews trade confirmations when activity is generated, conducting reviews as the activity is received.

Part III: Manner of Operations

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:
   i.   priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-a-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

MOON only supports limit orders. These orders may be entered with (i) reserve quantity instructions and (ii) Time-in-Force ("TIF") instructions such as Immediate or Cancel ("IOC"), Good Until Expiration ("GTX"), or Good to Cancel ("GTC"). Orders are executed in price/time priority at the posted order's displayed price.

For reserve orders, GTX and GTC orders may be entered with a display size, smaller than the full order size. Upon an execution at the displayed size, the order is subsequently refreshed from the reserve quantity (undisplayed quantity) until exhausted. These orders lose time priority, meaning each 'refresh' from the reserve quantity receives a new timestamp.

IOC orders can remove liquidity on entry. Any remaining quantity after the execution will be canceled. GTX and GTC orders can remove liquidity on entry, if there is a matching order already on the book. If there is no execution upon entry, or if there is a remaining quantity after the initial execution, GTX and GTC orders will subsequently post. GTX and GTC orders function identically except for how the remaining unexecuted quantity closes out and is communicated back to the Subscriber. For GTX orders, any remaining unexecuted quantity will expire at the close of the overnight trading session, with notice of the expiration sent to the Subscriber. For GTC orders, any remaining unexecuted quantity will be automatically cancelled back to the Subscriber at the close of the overnight trading session.

Any IOC, GTX, or GTC orders received outside the MOON operating hours are rejected. IOC orders entered between 7:30 P.M. to 8:00 P.M. E.T. are rejected. GTX and GTC orders entered between 7:30 P.M. and 8:00 P.M. E.T. are inactive until 8:00 P.M. E.T. Trading begins at 8:00 P.M. E.T.

Because there is no NBBO during the overnight session, the ATS calculates a consolidated best bid and offer ("CBBO"). The CBBO consists of MOON top of book data and top of book data from any external market center from which MOON receives market data. The CBBO serves as the best available bid and ask prices for matching and routing orders on the ATS. The ATS will match a subscriber's order with the best priced order on MOON or improve upon the Subscriber's order price. Alternatively, OTC Link will route a subscriber's order to an external market center displaying a better price than MOON.

Actual trade prices executed during overnight sessions are based on the CBBO ~~best available bid and offer ("BBO") on MOON~~ at the time of the trade based on price/time priority~~, as there is no NBBO during overnight hours~~. See Part III, Item 16 for more information on routing.

MOON does not accept amendments/modifications to orders. Instead, orders can be cancelled/replaced, generating a new order ID and timestamp. GTX and GTC orders can be canceled/replaced by the Subscriber for price, size, and/or display size. Cancelled/Replaced orders receive a new order ID and new timestamp (i.e., order loses its original priority in the order book).

Orders may also include three optional execution instructions: 1) Post Only, 2) IOC after Cancel/Replace or 3) Self-Trade Prevention.

1) Post-Only orders are only possible with GTX and GTC TIFs. Post-Only GTX and GTC orders can only post (i.e., add liquidity) and cannot remove liquidity on entry. If the order is marketable on entry, it is rejected.

2) If a GTX or GTC order with the 'IOC after Cancel/Replace' execution instruction is cancelled/replaced, the GTX or GTC order would then cancel if not immediately executed after being replaced.

3) MOON offers self-trade prevention (a.k.a. anti-internalization) that can be enabled at the Subscriber's discretion in three ways (as referenced in Part III, Item 14). When enabled, the following cancel/reduce method will be used: 1) If the size of the incoming order is less than the resting order, the incoming order will be canceled, and the resting order will be reduced by the size of the canceled incoming order; 2) If the size of the incoming order is greater than the resting order, the resting order will be canceled, and the incoming order will be reduced by the size of the canceled resting order; 3) If the size of the incoming order is the same as the resting order, both the incoming order and the resting order will be canceled.

Orders are rejected if they contain instructions or order attributes that are not supported by MOON (e.g., invalid stock symbol, invalid TIF, post-only that locks or crosses). Orders can be canceled either by the Subscriber upon request, or automatically by the system (in the circumstances described below). There are three ways an order can be automatically canceled by the system: 1) the symbol is halted (all open orders in that symbol from all Subscribers are canceled), 2) the Subscriber's FIX session, if enabled for "cancel on disconnect," disconnects (all open orders entered via the disconnected FIX session are canceled), and 3) for open GTX and GTC orders, any remaining unexecuted quantity either expires or is automatically canceled back to the Subscriber, respectively, at the close of the overnight session.

~~There is no external routing during the overnight trading session. All routing related execution instructions are ignored.~~ All Subscribers have access to all order types regardless of connectivity.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

Item 11: Trading Services, Facilities and Rules

    c.   Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

The ATS only accepts orders from Subscribers. MOON does not have any discretion to change the terms of an order that a Subscriber enters. The ATS matches orders solely in accordance with the instructions of those orders and the system's price-time priority (as described in Part III, Item 7). Orders retain their priority after partial fills at their reduced size (as described in Part III, Item 7).

MOON's best bid and offer reflects the highest bid price and the lowest offer price available within MOON's order book. The pricing methodology is determined by the limit prices submitted by Subscribers, with execution allocated to the best available prices within MOON's order book. MOON does not offer price improvement functionality. Because there is no NBBO during the overnight session, the ATS calculates a consolidated best bid and offer ("CBBO"). The CBBO consists of MOON top of book data and top of book data from any external market center from which MOON receives market data. The CBBO serves as the best available bid and ask prices for matching and routing orders on the ATS. The ATS will match a subscriber's order with the best priced order on MOON or improve upon the Subscriber's order price. Alternatively, OTC Link will route a subscriber's order to an external market center displaying a better price than MOON.

A Subscriber may route to an external market center if applicable FIX instructions are included. When an order is routed to an external market center, it will not display on the ATS's book, and the BDO prevents the order from matching on the ATS. To the extent the full size of an order is not executed at the external market center, the remaining quantity is processed like any other order as described in Part III, Item 7. The quantity remaining on the ATS is not treated as a new order. It retains the timestamp from when the order was initially posted on the ATS before being routed, ensuring the preservation of price/time priority.

Orders submitted to the ATS are time-stamped to the millisecond upon receipt for prioritization purposes and for CAT reporting purposes. The BDO reviews any anomalies in the activities of the ATS using end-of-day reports. These reports include T+1 clearing breaks and same entity crosses. If a trade error is related to an internal system issue but does not impact a Subscriber, the error is resolved internally by the BDO. If a trade error is identified that impacts a Subscriber, the BDO communicates with the affected Subscriber(s) regarding whether the error is eligible to be adjusted or broken. Bona fide errors are booked to the BDO's error account and resolved (if necessary) by a Series 24 firm principal, who verbally executes with a contra-party outside of the ATS that is making a market in the relevant security. The verbal execution is then reported to the NASDAQ's TRF.

Any IOC, GTX, or GTC orders received outside the MOON operating hours are rejected. IOC orders entered between 7:30 P.M. to 8:00 P.M. E.T. are rejected. GTX and GTC orders entered between 7:30 P.M. and 8:00 P.M. E.T. are inactive until 8:00 P.M. E.T. Trading begins at 8:00 P.M. E.T.

MOON institutes a risk control that rejects any order deviating more than a specified percentage ("threshold percentage") from an eligible security's reference price. The reference price is the last sale price of the security from the prior Regular Day's session as reported by the SIP feeds (CTA and UTP) and is used solely for risk control purposes. The threshold percentage is twenty percent (20%) for all eligible securities and stays static throughout each overnight session. In limited circumstances, MOON updates the reference price to reflect market news, corporate actions, and significant price movements subsequent to the prior Regular Day's session and prior to the beginning of the overnight session.

All orders must be marked "Buy", "Sell", or "Short Sale." In the event a short sale circuit breaker pursuant to Rule 201 of Regulation SHO is triggered during regular trading hours, MOON still accepts and processes short sales because the NBBO is not available during MOON operating hours. MOON is not responsible for the compliance of Subscribers' trades with all short sale locate and delivery rules and obligations. The ATS does not effect transactions during locked or crossed markets.

Item 16: Routing

a. Can orders and trading interest in the NMS Stock ATS be routed to a destination outside the NMS Stock ATS?

 Yes   **D** No

b. If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained before its orders or trading interest can be routed from the NMS Stock ATS?

☒ Yes   **D** No

If yes, describe the affirmative instruction and explain how the affirmative instruction is obtained. If no, explain when orders in the NMS Stock ATS can be routed from the ATS (e.g., at the discretion of the Broker-Dealer Operator).

On an order-by-order basis, a Subscriber may include a FIX protocol execution instruction to indicate that the order is routable. If such instruction is included, the BDO first checks the ATS's internal book for a resting order that exists at a price that is equal to or better than the incoming order. If there is a match, the ATS executes the trade internally. However, if a superior price is available on an external market center, the order is routed to that venue in order to obtain the best available execution price. If no execution instruction is provided, the order is not routed to an external market center.

Item 23: Market Data

a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

MOON uses the Securities Information Processor (SIP) last sale reference prices. The BDO utilizes OneMarketData to supply SIP (CTA/UTP) data to be used as reference data on each trading day for each NMS stock that trades on MOON. These reference prices serve as a risk control measure, allowing MOON to reject any order that deviates more than 20% from a security's reference price as described in Part III, Item 7. For purposes of determining whether a security is eligible to trade on MOON, MOON also receives halt and corporate action information from the New York Stock Exchange and NASDAQ as applicable. Additionally, to determine the CBBO for order routing purposes, MOON utilizes Level 1 data from Blue Ocean ATS, LLC (See Part III, Items 7, 11 and 16).

b. Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   **D** No

If no, identify and explain any differences.